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                                                                    Exhibit 99.2



                      ALLEN TELECOM INC. ADOPTS REPLACEMENT
                           SHARE PURCHASE RIGHTS PLAN


FOR IMMEDIATE RELEASE



BEACHWOOD, OHIO, January 5, 1998 -- Allen Telecom Inc. (NYSE:ALN) ("Allen Telecom") announced today that its Board of Directors has adopted a replacement share purchase rights plan that provides for rights to be issued to stockholders of record on January 20, 1998. The new rights plan replaces Allen Telecom's existing rights plan, which expires on that date.

According to Robert G. Paul, President and Chief Executive Officer, "This action was not taken in response to any pending takeover or proposed change in control of the Company. Like the Company's existing rights plan, the new rights plan is intended to protect the Company and its stockholders from potentially coercive takeover practices or takeover bids which are inconsistent with the interests of the Company and its stockholders. Share purchase rights plans have become common in major American companies and are a well-accepted approach to ensuring that all stockholders receive a fair price and are treated equally in the event of a takeover."

Under the plan, the rights will initially trade together with Allen Telecom common stock and will not be exercisable. In the absence of further action by Allen Telecom's Board of Directors, the rights generally will become exercisable and allow the holder to acquire Allen Telecom common stock at a discounted price if a person or group acquires 20 percent or more of the outstanding shares of Allen Telecom common stock. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, after the rights become exercisable, in certain circumstances the Board of Directors may, at its option and without requiring any payment, effect an exchange of part or all of the rights -- other than rights that have become void -- for shares of Allen Telecom common stock. Under this option, Allen Telecom would issue one share of common stock for each right, subject to adjustment in certain circumstances.

Allen Telecom's Board of Directors may, at its option, redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire January 20, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

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The issuance of the rights is not a taxable event, will not affect Allen
Telecom's reported financial condition or results of operations (including earnings per share) and will not change the way in which Allen Telecom common stock is currently traded.

Statements included in this news release which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Allen Telecom's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q contain certain detailed factors that could cause Allen Telecom's actual results to materially differ from forward-looking statements made by Allen Telecom, including, among others, the costs and timetable for new product development, the uncertain level of purchases by current and prospective customers of Allen Telecom's products and services and the impact of competitive products and pricing.

Allen Telecom Inc. is a leading supplier to the worldwide two-way wireless communications marketplace of systems expansion products, site management products and antennas and provides frequency planning, system engineering services and software design programs to current and emerging wireless markets.

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For further information contact:               Robert A. Youdelman
                                               216/765-5820
                                               http://www.allentelecom.com
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